                                      EXHIBIT 11

                              CONCERNED SHAREHOLDERS FOR
                            BETTER MANAGEMENT OF AMERIWOOD
                            c/o Paul C. Drueke, Secretary
                                     P.O. Box 364
                                 Caledonia, MI 49316

                                                                JACOB C. MOL
                                                                  Chairman


                                  September 25, 1997



Board of Directors
Ameriwood Industries International Corporation
168 Louis Campau Promenade, Suite 400
Grand Rapids, MI 49503

Gentlemen:

          The time has come for Neil Longfellow Diver to resign or be removed.

          Mr. Diver was named to the board in 1990 to represent the interests of the Willametta K. Day Trust. At the time of his appointment, the Day Trust represented 7.51% of the company's stock. It is no longer a reported shareholder. The largest shareholders today are Ameriwood employees (holding 18.7% through the Employee Stock Ownership Plan) and the Concerned Shareholders for Better Management of Ameriwood (8.2%). While Mr. Diver appears to have effectively represented his own interests, we do not believe that he represents the interests of today's shareholders.

          Ameriwood's business is manufacturing and marketing durable consumer products. It requires a leader who has demonstrated expertise in manufacturing and marketing and success at leading a business engaged in those activities. Our company's leader should be knowledgeable of the needs of a publicly traded company, and an individual who inspires respect, confidence, and loyalty in employees, shareholders and the investment community. We do not believe that Mr. Diver has these qualities.

LET'S LOOK AT PROMISES AND PERFORMANCE

          As Ameriwood's Chairman since 1991, Mr. Diver has assumed the role of company spokesman to the investment community. Ameriwood's stock price depends on the company's credibility. Mr. Diver has failed to deliver that credibility. Let us review Ameriwood's promises and compare them to its performance.

          Let us look back to 1993, Ameriwood's best year. For the year ended December 31, 1993, earnings were $7,125,000, and sales were $103,934,000. At the end of 1993, Ameriwood stock was trading at $16 per share. Ameriwood had a strategic plan which included a capital investment program similar to the one now apparently being implemented.

     1994

          Mr. Diver presented a promising future for Ameriwood:

     "NOT ONLY DID WE POST RECORD SALES, RECORD OPERATING INCOME AND VERY SATISFACTORY PER SHARE EARNINGS, WE ALSO TOOK A NUMBER OF STEPS TO ENSURE THAT OUR GROWTH WILL CONTINUE IN 1994 AND THE
     FORESEEABLE FUTURE. . . .AS WE ENTER 1994, OUR OUTLOOK FOR
     AMERIWOOD IS AS BRIGHT AS IT HAS EVER BEEN AND WE EXPECT TO AGAIN OUTPACE THE FURNITURE INDUSTRY WITH OUR GROWTH. WE HAVE SOME VERY SPECIFIC REASONS FOR THIS OPTIMISM. WE HAVE, AS MENTIONED EARLIER, EMBARKED UPON A CAPITAL SPENDING PROGRAM THAT INVOLVES
     $16 MILLION OVER TWO YEARS. . . .OUR OPTIMISM ABOUT 1994 AND, IN
     FACT, THE FORESEEABLE FUTURE IS ALSO FOUNDED ON OUR ENHANCED PRODUCT LINE." 1993 Annual Report.

     "WE HAVE SUBSTANTIALLY COMPLETED THE TWO YEAR $16 MILLION CAPITAL IMPROVEMENTS PROGRAM BEGUN IN 1993. THIS SHOULD ALLOW US TO MAKE SIGNIFICANT STRIDES IN REDUCING OUR COSTS AND IMPROVING OUR
     PRODUCTIVITY."  News release dated February 3, 1995.

     1995

          However, actual performance in 1994 and 1995 belied those promises:

     " . . . AN UNEXPECTED COMBINATION OF FACTORS DEVELOPED DURING THE YEAR THAT CHANGED THE BUSINESS CLIMATE AND ULTIMATELY RESULTED IN 1994 BECOMING A YEAR OF DIFFICULT BUSINESS CONDITIONS." 1994 Annual Report.

     "AMERIWOOD EXPECTS BREAK-EVEN FIRST QUARTER. CITES FLAT SALES VOLUME, UNEXPECTED COSTS." News release dated April 12, 1995.

     "AMERIWOOD REPORTS FLAT SECOND QUARTER SALES REPORTS .05 PER
     SHARE NET LOSS FOR PERIOD."  News release dated July 26, 1995.

     "AMERIWOOD REPORTS LOSS FOR PERIOD."  News release dated October
     24, 1995.

     1996

          In January of 1996, Jay Miglore, the last manufacturer on the Board, resigned. Chuck Foley became interim President. Promises resumed:

     "THE COMPANY HAS BEGUN A REORGANIZATION OF ITS MANAGEMENT
     STRUCTURE AS PART OF ITS PLAN TO STREAMLINE ADMINISTRATIVE
     PROCESSES AND REDUCE FIXED COST.  News release dated Feb. 27,
     1996.

     "OUR 1995 RESULTS ARE CLEARLY UNSATISFACTORY AND WE ARE TAKING CORRECTIVE ACTION. SOME MIGHT DESCRIBE THE TYPE OF YEAR AMERIWOOD HAD IN 1995 AS 'ONE THEY WOULD RATHER FORGET.' BE ASSURED, WE KNOW OUR RECENT ADVERSITY BRINGS WITH IT THE LESSONS NECESSARY TO MAKE US A STRONGER COMPANY MOVING FORWARD." 1995 Annual Report.

     "WE BEGAN TO REALIZE SOME OF THE EARLY BENEFITS OF OUR
     REORGANIZATION AND EFFICIENCY GAINS IN THE FIRST QUARTER, BUT WE DON'T ANTICIPATE EXPERIENCING THE FULL EFFECT UNTIL LATER THIS YEAR." News release dated April 15, 1996.

     "WE ARE PLEASED THAT OUR EFFORTS TO STREAMLINE THE ORGANIZATION AND IMPROVE EFFICIENCY ARE BEGINNING TO HAVE AN IMPACT ON
     RESULTS."  News release dated July 24, 1996.

     "WE HAVE TALKED THE TALK, NOW WE ARE READY TO WALK THE WALK." Statement of Mr. Diver to shareholders at July 25, 1996 annual meeting.

          On November 1, 1996, Ameriwood announced that it would take a $1 million to $1.3 million charge to recall futon cushions, but:

     "OUR OVERALL BUSINESS REMAINS STRONG . . . " News release dated November 1, 1996.

     "AS YOU KNOW, THE EFFORTS TO IMPROVE AMERIWOOD'S PROFITABILITY ARE STARTING TO SHOW RESULTS." Invitation to investors for a meeting at Cascade Country Club November 14, 1996.

     "WE HAVE TALKED THE TALK . . . NOW WE ARE READY TO WALK THE
     WALK."  Neil Diver, to investors at Cascade Country Club November
     14, 1996.

     1997

          After serving as interim President and Chief Executive Officer for a mediocre year, Mr. Foley was named President and Chief Executive

Officer, and appointed to the Board of Directors, on January 21, 1997. Promises continued:

     " . . .HE AND THE MANAGEMENT TEAM CONTINUE THE TURNAROUND EFFORT BEGUN LAST YEAR." Neil Diver said. News release dated January 21, 1997:

     "WE MADE SOME IMPORTANT STRIDES IN 1996, AND NOW MUST FOLLOW
     THROUGH IN ORDER TO MAKE AMERIWOOD MORE CONSISTENTLY PROFITABLE." News release dated February 19, 1997.

     Ameriwood attributed the decrease in net sales from the year-ago quarter to lower furniture sales, which decreased 14.7% to $19.3 million. "BEGINNING LAST YEAR, WE LAUNCHED SEVERAL KEY
     INITIATIVES THAT SHOULD HELP BOOST SALES AND IMPROVE
     PROFITABILITY IN THE NEAR-TERM."  News release dated April 22,
     1997.

          At the May 20, 1997, annual meeting, shareholders were assured that the recovery would be back on track in the 2nd quarter. Instead, what followed looked close to a record quarterly operating loss:

           AMERIWOOD         6 MONTHS ENDING JUNE 30
           ---------         ------------------------
                                1996         1997
                             ------------------------
          Sales              51,565,900    50,203,700     Sales down 2.64%,
          Earnings from                                   close to a record
          Operations            333,100    (2,230,100)    loss.

          "LOWER THAN EXPECTED SALES, COUPLED WITH HIGHER SELLING, GENERAL AND ADMINISTRATIVE COSTS COMPARED TO LAST YEAR'S SECOND QUARTER, NEGATIVELY IMPACTED PROFITABILITY IN THE 1997 SECOND PERIOD. EXPENSES RELATED TO STRENGTHENING PERSONNEL AND MANUFACTURING OPERATIONS, AS WELL AS INCREASED MARKETING COSTS, CONTRIBUTED TO THE NEARLY $1.4 MILLION INCREASE IN SG&A VERSUS
     LAST YEAR'S SECOND QUARTER RESULTS. . . .FURNITURE SALES, WHICH
     ROSE 3% IN THE QUARTER, WERE LOWER THAN EXPECTED DUE PARTLY TO SOFT ORDER FLOW IN THE OFFICE SUPERSTORE, SPECIALTY STORE AND WAREHOUSE CLUB CHANNELS. INCREASED OVERHEAD ABSORPTION DUE
     TO LOWER THAN PLANNED PRODUCTION VOLUMES, AS WELL AS ADDITIONAL SG&A EXPENSES OFFSET THE SALES GAIN IN THE SECOND QUARTER." News release dated August 5, 1997.

IT'S NOT JUST AN INDUSTRY PROBLEM

          Broken promises, together with Mr. Diver's lack of responsiveness to the investment community, has cost the company the interest and support of the investment community. In 1993, three analysts wrote research pieces on Ameriwood. Analysts continued to provide coverage of the company's publicly traded competitors. However, to our knowledge, there is no continuing analyst coverage of Ameriwood. We believe the company's current stock price reflects the lack of confidence in Ameriwood in the investment community, as well as its poor operating results.

          Mr. Diver and Mr. Foley have stated or implied that Ameriwood's problems are industry problems. Let's look at the performance of Ameriwood's competitors:

          BUSH INDUSTRIES, INC. Bush Industries, Inc., a leading furniture manufacturer and supplier of surface technologies, reported record results for the quarter and six months ended June 28, 1997.

      BUSH INDUSTRIES        6 MONTHS ENDING JUNE 30
      ---------------        ------------------------
                                1996         1997
                             ------------------------
          Sales              120,232,000   143,286,000    Sales up 19.2%,
          Earnings from
          Operations          14,652,000    17,280,000    earnings up 17.9%

          "SALES AND EARNINGS WERE STRONGER THAN EXPECTED FOR THE QUARTER. THE SALES INCREASE WAS THE RESULT OF GOOD SELL-THROUGH AT RETAIL
     AND SOME MAJOR PLACEMENT OF NEW PRODUCTS WITH KEY CUSTOMERS."  Bush
      Industry news release dated July 16, 1997.

          O'SULLIVAN INDUSTRIES HOLDINGS, INC. O'Sullivan Industries Holdings, Inc., reporting double digit sales gains, stronger gross margins and improved capacity utilization, produced record sales and the second most profitable year in the company's history. It was O'Sullivan's fifth consecutive quarter of improved financial performance.

         O'SULLIVAN          6 MONTHS ENDING JUNE 30
         ----------          ------------------------
                                1996         1997
                             ------------------------
          Sales              137,418,000   157,771,000    Sales up 14.8%
          Earnings from
          Operations            (457,000)   14,413,000    near record earnings

     "AS WE NOTED IN OUR PRE-EARNINGS NEWS RELEASE ON AUGUST 5, O'SULLIVAN
      HAS ENJOYED AN EXCELLENT FOURTH QUARTER AND FULL-YEAR PERFORMANCE IN FISCAL 1997, IN PART DUE TO OPERATING IMPROVEMENTS WE'VE MADE DURING THE PAST 18 MONTHS." O'Sullivan news release dated August 19, 1997.

          THE GENERAL MARKET. As a result of Ameriwood's comparatively poor performance, and as a result of Mr. Diver's personal inability to instill confidence (or even hope) that performance will improve in the future, your shareholders have suffered a loss in the value of their investment in Ameriwood, while investors in the market in general have enjoyed the greatest bull market in history. Consider the following comparative analysis of total return:

                              DECEMBER 31, 1993
                           THROUGH AUGUST 29, 1997
                      ------------------------------------
                                               ANNUAL
                      TOTAL RETURN       EQUIVALENT RETURN
                      ------------       -----------------
Ameriwood                (69.59%)               (28.30%)

S&P 500                  103.34%                 21.99%
Index

Dow Jones                109.10%                 22.89%
Indus. Avg.

MANAGEMENT AFTER MR. DIVER

          Our concern for Ameriwood's future has certainly not been mollified by Chuck Foley's appointment as chief executive officer. We see little in Mr. Foley's biographical information that would give investors any reason for confidence that he has the leadership, management skills and expertise in manufacturing and marketing that the company needs to succeed. The company's operating performance during the 11/2 years Mr. Foley has served as president and chief executive officer has been abysmal. If Mr. Foley is indeed qualified to lead our company, he must present himself to the employees, shareholders and investment community in a manner that inspires confidence. If he cannot produce acceptable operating results in short order, he should be replaced.

WHAT ABOUT THE EMPLOYEES?

          Since 1994, Neil Diver and Chuck Foley have received more in cash compensation than the net income from operations of the company. What about non- management employees?

          Ameriwood's employees are its most valuable resource. Through the employee stock ownership plan, they are also Ameriwood's largest shareholder. Because employees depend on the value of Ameriwood stock for their retirement security, they also have a stake in effective management of the company. Between December 31, 1993 and August 29, 1997, the value of Ameriwood shares held by the ESOP fell over 69%. How secure is their retirement, or their employment, if management continues business as usual.

WHAT SHOULD BE DONE?

          On behalf of all Ameriwood shareholders, we urge the board of directors to change its focus to effective and profitable management of a company engaged in manufacturing and marketing durable consumer goods. To that end, we urge you to:

          - Remove Neil Diver from his position as Chairman of the Board.

          - Enlarge the expertise of the board of directors to include the skills needed for the company's future success; to that end:

               - appoint to the board of directors one or more directors with personal experience as chief executive officer of a company engaged in the business of manufacturing and marketing products.

               - appoint to the board of directors a director who represents nonmanagement employee participants in the Employee Stock Ownership Plans.

          - If Mr. Foley doesn't produce marked improvements in operating results by the end of the year, hire someone new to provide the leadership the company badly needs. This individual should have demonstrated ability to manage a company engaged in manufacturing and marketing similar products, and the leadership ability to instill respect, confidence and loyalty of the management, employees, shareholders and the investment community.

          - Discontinue annual director stock option awards until there is a minimum of 6% return on equity from operations to link director compensation to the company's performance.

          -    Pay director fees in stock, not cash.

          - Discontinue awarding stock options and stock appreciation rights to management during periods of poor performance, to link management compensation to performance.

          - Close the Grand Rapids executive offices and move the officers of the company to Dowagiac to promote efficiency, communication with employees and hands-on management.

          - Communicate to the investment community a willingness of the board of directors and management to stake their own positions on their ability to cause the company to compete successfully by dismantling the corporation's poison pill and other defenses against acquisition proposals.

          - If an acceptable level of financial performance cannot be achieved in short order, merge or sell it to a company which is able to operate it effectively, before continued operating losses further threaten employee security and shareholder value.

          The Concerned Shareholders for Better Management of Ameriwood believe in Ameriwood. We believe that Ameriwood has good products and a loyal and effective work force. If the board of directors will support these assets by providing effective leadership, we believe that the company can deliver superior financial performance and provide a more secure and rewarding environment for its employees. We demand that you take the measures needed to provide the shareholders and the employees with the value they deserve.

                                      Sincerely,

                                      CONCERNED SHAREHOLDERS FOR
                                      BETTER MANAGEMENT OF AMERIWOOD



                                      By /s/Jacob C. Mol
                                           Jacob C. Mol, Chairman


                                      By /s/Paul C. Drueke
                                           Paul C. Drueke, Secretary





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